Exhibit 12

Tsakos Energy Navigation Limited

Computation of Ratio of Earnings to Fixed Charges

(Expressed in thousands of United States Dollars, except ratios)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings
Income from continued operations (before equity income)	161,755	143,290	58,123	3,697	24,616
Add:
Fixed charges	25,242	21,987	20,145	14,294	17,546
Amortization of Capitalized Interest	198	162	201	67	19
Distributed income of equity investees			1,126	—	—

	187,195	165,439	79,595	18,058	42,181

Less:
Interest capitalized	(5,344)	(2,708)	(839)	(3,203)	(1,600)

	181,851	162,731	78,756	14,855	40,581

Fixed Charges
Interest expensed	13,742	12,894	15,778	7,955	12,659
Interest capitalized	5,344	2,708	839	3,203	1,600
Amortization of capitalized expenses relating to indebtedness	1,034	368	686	286	286
Interest portion of rental expense	5,122	6,017	2,842	2,850	3,001

	25,242	21,987	20,145	14,294	17,546

Ratio of Earnings to Fixed Charges	7.2x	7.4x	3.9x	1.0x	2.3x